COMCAM INTERNATIONAL, INC.

1140 McDermott Drive, Suite 200, West Chester, Pennsylvania 19280

        phone: (610) 436-8089 fax: (610) 436-8079

October 31, 2006

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C.

20549

Attention: Mary K. Fraser, Esq.

Via Facsimile (202) 772-9217

Re: ComCam International, Inc.

      Amendment No. 1 to Form 10-SB Registration Statement

      File No. 0-51763

Dear Ms. Fraser:

Thank you for your comments dated July 27, 2006, related to the ComCam International, Inc. (the “Company”) disclosure on our Form 10-SB Registration Statement filed on June 26, 2006.

We do hereby submit this response letter and three redlined copies of our Form 10-SB Amendment No. 2 which was filed electronically on October 31, 2006. We have filed our cover letter on EDGAR under the form type label CORRESP.

Please direct copies of all responses and any additional comments to the following address and fax number:

      Don Gilbreath

Chief Executive Officer

ComCam International, Inc.,

1140 McDermott Drive

      West Chester, Pennsylvania 19380

Telephone: (610) 436-8089

Facsimile: (610) 436-8079

The following pages contain our detailed responses to your comments.

Business Partners

1.

Please provide an analysis supporting your determination that your Teaming Agreement with Technology Service Corporation and your agreement with Beacon Products are not material to your business operations.

      Response:

We have determined that the agreement with Technology Service Corporation (“TSC”) and the partnership with Beacon Products (“Beacon”) are not material to our business operations because neither we nor either of TSC or Beacon is obligated to meet specific sales or revenue objectives. Further, we have generated only $6,000 in total revenue as the result of our relationships with TSC and Beacon, all of which revenue was realized from a single contract secured by TSC with the Port Authority of New York for the JFK airport. Further, our Beacon partnership has not been active since 2004.

2.     Provide a brief discussion explaining the nature of your Teaming Agreement with TSC.

      Response:

The Company’s Teaming Agreement with TSC provides that each entity may incorporate the other’s products and/or services into any proposal or bid on a case-by-case basis as appropriate. Most recently, our technology was incorporated in a TSC bid for a Texas border security initiative. The Texas border security bid was formally submitted by DRS Technologies, Inc./Night Vision Equipment Company (a defense contractor) in mid-August 2006. Our technology was also incorporated into a TSC bid for the US Navy, under the Naval Facilities Engineering Command (NAVFAC) Anti-terrorism Force Protection (ATFP) Ashore Program. The US Navy bid was formally submitted by EG&G (a defense contractor and subsidiary of URS Corporation) in July 2006.

We have added a brief discussion pertaining to TSC’s inclusion of our technology in the aforementioned bids in our Description of Business section, under the heading “Business,” and subheading “Business Partners.”

3.	Revise the discussion of your agreement with Beacon Products to clarify that you intend to engage in joint marketing and sales efforts. Also, explain what the “operational partnership” is.

      Response:

We have revised our discussion of the agreement with Beacon to clarify that we intend to engage in joint marketing and sales efforts although our previous efforts working together did not lead to revenue.

During 2002-2004, the Company had a partnership with Beacon under which we provided video cameras and software for its line of decorative street lighting fixtures. However, during this time we received no revenues from the partnership. Currently, the Company is not offering cameras to Beacon’s specifications. As such, the partnership with Beacon is not operational, i.e., active. Once we resume offering a camera line to Beacon’s specifications we will renew, i.e., make operational, the partnership. We have eliminated the term “operational,” under the Description of Business section, heading “Business,” subheading “Business Partners,” to clarify the disclosure.

Notes to Financial Statements, page F-8

Note 1 – Organization and Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-8

4.

From your discussion of the cost of sales for the three month period ended March 31, 2006 on page 20 and elsewhere in the document, it appears some of your revenues are derived from consulting services provided to customers. Please disclose your policy related to recording revenues from consulting services.

      Response:

The Company provides technical engineering consulting services to some of its customers. For example, it is providing consulting services to DRS Technologies, Inc./Night Vision Equipment Company. The revenue is recorded when invoiced. We have disclosed this policy under the subheading “Revenue Recognition” on page F-8 of the Notes as well as within the Management’s Discussion and Analysis section, “Results of Operation’s” heading under the subheading “Critical Accounting Policies.”

5.

It appears you offer multiple services to some of your customers, such as the consulting services provided to Pinnacle Electronic Systems, Inc. in addition to video security equipment delivered to them. On page 5 under the caption “Manufacturing” you disclose that in addition to selling camera system units you also provide ongoing technical support. Please tell us your consideration of the applicability of EITF 00-21 to such arrangements.

      Response:

Revenues from consulting services are recognized when a consulting agreement is executed that establishes the amount and scope of service to be provided, the consulting services have been performed and the Company has no additional rescission, refund or customer satisfaction requirements, and collectibility of the amount billed is reasonably assured. When a consulting agreement contains multiple deliverables, the Company reviews the various services to be provided in accordance with EITF 00-21 to determine if individual services to be delivered should be considered a separate unit of accounting for purposes of determining revenue recognition. The individual services would be considered a separate unit of accounting if all of the following criteria are met:

a.	The delivered item(s) has value to the customer on a stand alone basis;

b.	There is objective and reliable evidence of the fair value of the undelivered item(s); and

c.

If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the Company.

Note 5 – Notes Payable, page F-11

6.

Refer to your response to comment 4. We note based on your disclosure on page 29 of the document that the shares into which these notes are convertible and the warrants are exercisable contain certain registration rights. Please summarized in the filing the significant terms of these rights along with all other relevant information related to these notes that allow an investor to understand the effects of these securities. Your analysis of the need to bifurcate this conversion feature under SFAS 133 seems to be dependant on the index to your own stock exception in paragraph 11(a) of SFAS 133. Your analysis fails to address the implication of the registration rights agreement under EITF 00-19 in qualifying for this exception.

      Response:

      Registration Rights Agreement

The following information summarizes the significant terms of the registration rights agreement, which agreement is filed as an exhibit to Form 10SB12G filed on January 27, 2006, and to Form 10SB12G/A filed on June 26, 2006:

Demand Registration. If the holders of a majority of the Registrable Shares request that the Company effect a registration under the Securities Act, the Company shall promptly use it best efforts to effect the registration.

o	Registrable Shares are defined as “shares of Common Stock, and includes (a) Common Stock issued as a dividend or distribution, (b) any other securities that, by their terms, are exercisable or exchangeable for or convertible into Common Stock, and (c) any securities received in respect of the foregoing, in each case that at the time are held by a Holder. Any particular shares shall cease to be shares of Registrable Shares when (i) they have been registered under the Securities Act, the registration statement in connection with the registration has been declared effective, and same have been disposed of pursuant to and in the manner described in that registration statement, (ii) the shares are sold or distributed pursuant to Rule 144, (iii) the shares have been otherwise transferred and new certificates or other evidence of ownership for same not bearing a restrictive legend and not subject to any stop transfer order or other restriction on transfer have been delivered by the Company or the issuer of other securities issued in exchange for those shares, or (iv) the shares have ceased to be outstanding.”

o	A majority of the Registrable Shares is defined as “a majority of the shares of capital stock purchased pursuant to the Purchase Agreement (as adjusted or changed from time to time upon any stock split, combination, merger, reorganization, or other similar transaction) and issuable upon exercise of the Warrant.”

Piggyback Registration. “If the Company at any time proposes for any reason to register shares of Common Stock under the Securities Act…, it shall promptly give written notice to the holders of its intention or its obligation to register those shares and, upon any holder’s written request, delivered to the Company within 30 days after delivery of any such notice by the Company, to include in the registration Registrable Shares (which request shall specify the number of Registrable Shares proposed to be included in the registration), the Company shall use its best efforts to cause all such Registrable Shares to be included in the registration on the same terms and conditions as the securities otherwise included in the registration…"

We note that the registration rights agreement does not contain a deadline for having the effectiveness of the registration statement declared. We further note that there are no penalties associated with not obtaining an effective registration statement.

We have amended our filing to include a description of the significant terms of the registration rights agreement.

        Convertible Promissory Note and the Warrants Under EITF 00-19.

The following is our analysis of the conversion feature of the Note and warrants under EITF 00-19, paragraphs 12-32 (all of the following conditions must be met for a contract to be classified as equity):

        The Note permits the company to settle the debt in unregistered shares.

o	Although a registration rights agreement does exist for the holder of the Note and warrants, there are no associated penalties for not affecting a registration of the associated shares. As such, the Note and warrants both permit settlement in unregistered shares.

The Company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.

o	The number of shares into which the Note and warrants are convertible is less than the 94,229,020 available for issuance, which is the number of shares available to be issued both at inception on 6/22/05, and also as of date of this response letter (94,229,020 = 100,000,000 authorized less 5,770,980 outstanding). The two warrants are each convertible into 11% of the outstanding and issuable shares of Common Stock immediately prior to the conversion of the Note, or 22% in total, which is calculated as 1,269,616 shares in total (5,770,980 x 22% = 1,269,616). The Note is convertible into 33% of the common shares outstanding after affecting the conversion, which is currently calculated as 3,467,756 common shares (5,770,980 + 1,269,616 + 3,467,756 = 9,026,405, and 3,467,756 / 9,026,405 = 33%). As such, the Company has sufficient authorized and unissued shares available to settle the Note and warrants, both at inception and as of the date of this response letter. However, we note that this must be assessed at each reporting date for continued compliance.

o There are no other warrants, options, or convertible instruments currently in existence for the Company.

o The warrants and the conversion feature of the Note qualify for equity classification.

The contract contains an explicit limit on the number of shares to be delivered in a share settlement.

o	At inception, and at any point in time, the Company can calculate the maximum number of common shares into which the warrants are convertible (each of the two warrants is exercisable into 11% of the outstanding and issuable common shares, or 22% total of the outstanding and issuable common shares, just prior to the effects of the conversion of the convertible note). Thus, the number of shares is determinable for the principal balance.

o	At inception, and at any point in time, the Company can calculate the maximum number of common shares into which the Note’s principal is convertible (33% of the outstanding shares, after the effects of the conversion). Thus, the number of shares is determinable for the principal balance.

o	However, the accrued interest is convertible, at the Company’s option, into a variable number of shares based on the average of the preceding 20 trading day’s closing price of the common stock, at the time of conversion. As such, the common stock could have a quote of $0.0001 or less. The number of shares issuable for the accrued interest is not determinate. However, because the option to convert accrued interest into common shares is held by the Company, it does not qualify the conversion option for liability classification.

o The warrants and the conversion feature of the Note qualify for equity classification.

There are no required cash payments to the counterparty in the event the Company fails to make timely filings with the Commission.

o	The agreements contemplated (Securities Purchase Agreement, Convertible Secured Promissory Note, Warrants, Registration Rights Agreement and Shareholders Agreement, collectively the “Contracts”) do not have any requirement for the Company to maintain timely filed Commission filings, including any associated penalty.

There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions).

o The Contracts do not provide any such rights to the Note or warrant holder.

The Contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the Contract also would receive cash in exchange for their shares.

o The Contracts do not provide any such rights to the Note or warrant holder.

There are no provisions in the Contracts that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the Contracts.

o The Contracts do not provide any such rights to the Note or warrant holders.

        There is no requirement in the Contracts to post collateral at any point or for any reason.

o The Contracts do not have any such requirement.

In summary, both the conversion feature of the Note and the warrants qualify for equity classification. As such, the Company has not bifurcated the conversion feature of the Note as an embedded derivative (liability), nor has the Company accounted for the warrants as a derivative liability.

7.

Refer to you response to comment 4. Please clarify for us how the registration rights above apply to the warrants issued in connection with this debt. Disclose the terms of the warrants agreement along with the number of shares into with the warrants can convert at the balance sheet date. Further, we do not disagree with your analysis under SFAS 133 related to these warrants. However, once it is determined that the warrants do meet the criteria as derivatives under SFAS 133, you must also evaluate them under the guidance of paragraph 12-32 of EITF 00-19 to determine whether there are any scenarios under which these instruments could be net cash settled. Please provide to us your analysis under this guidance.

      Response:

        Please see our response to Comment 6 above.

In connection with the Company’s response to these comments, we confirm the following:

o the Company is responsible for the adequacy and accuracy in its filings; o staff comments or changes to disclosure in respect to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
o	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We do hope that the information provided above is responsive to your comments. Should you have any additional comments or questions regarding the Company’s filing on Form 10-SB Amendment No. 2, please contact us. We may be reached at (610) 436-8089.

Sincerely,

/s/ Don Gilbreath

Don Gilbreath

Chief Executive Officer